

Mail Stop 3720

May 26, 2010

Jonathan Medved
Chief Executive Officer
Vringo, Inc.
18 East 16th Street, 7th Floor
New York, NY 10003

> **Re: Vringo, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 18, 2010**
> **File No. 333-164575**

Dear Mr. Medved:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus Cover Pages for the Public Offering Prospectus and the Selling Shareholder Prospectus</u>

1. Please disclose the maximum number of securities offered by the company as required by Instruction 1 to Item 501(b)(3) of Regulation S-K. Throughout the prospectuses, when disclosing the dollar amount of securities being offered by the company, also disclose the amount of securities the dollar amount represents.

Risk Factors, page 11

If we cannot satisfy, or continue to satisfy, the NYSE Amex's listing requirements…, page 19

2.   Please clarify why "investors will be required to commit their investment funds prior to the approval or disapproval of our listing application by the NYSE Amex."

3.   In light of the risks that you may not obtain or continue the listing of your securities on the NYSE Amex, please highlight this risk on the prospectus cover page.

Use of Proceeds, page 25

4.   You state in footnote 3 of your table that the effective interest rate on the SVB/Gold Hill loan is 18%, however you state on page F-39 that the venture loan has an effective rate of 20%. Please revise or advise us.

Dilution, page 27

5.   Clarify in the first paragraph that the Company has a pro forma deficit as of March 31, 2010, not pro forma net tangible book value. Also please disclose how you have calculated the amount of the pro forma deficit.

Non-operating Expense (Income), Net, page 39

6.   Please update your reference to $1.1 of non-operating expense (income) during the period ended December 31, 2009.

7.   Further, we note that you discuss the increase in non-operating income in 2007, a period which is not presented, being partly offset by a $141,000 loss on extinguishment of debt, but you do not mention the $180,000 loss on debt extinguishment recognized during 2009. Please revise to provide a more balanced presentation of relevant periods or advise us.

Members of the Advisory Board, page 62

8.   Please update your disclosure on page 63 where you state that 3,686,938 shares of common stock are issuable to management in connection with the filing, or advise us. Based on disclosures elsewhere in your filing, this number appears to have been revised to 3,588,054.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting and Reporting Policies, page F-8

(j) Accounting for share-based compensation, page F-10

9.   In Amendent No. 2 (page F-11) you revised your disclosure in response to
        comment 14 from our prior comment letter dated April 9, 2010. You appear to
        have removed the revised disclosure in your most recent Amendment, No. 3 (page
        F-11). Please revise or advise us.

(n) Restatement, page F-13

10.   Please tell us, and expand your footnote disclosure to explain, the nature of the
        error in more detail. Include discussion of how the error occurred and how the
        error affected your restated line items.

Note 10 – Bridge Financing Agreement – Convertible Promissory Notes, page F-16

11.   Refer to your discussion of Special Bridge Warrants and Underwriter Bridge
        Warrants on pages F-17 and F-18. We note that you have revised your
        assumptions used in calculating the fair value of these warrants. Further, based
        on your discussion of Accounting for Stock-based Compensation on page 43, it
        appears that the same assumptions may have been used to value stock options
        issued on June 25, 2009. Please explain to us, and expand your disclosure to
        explain, why the assumptions for each of these calculations were revised. Also
        explain why these assumptions did not change between June 25, 2009 and
        December 29, 2009, the date on which the Bridge Warrants were issued, as well
        as why the difference in expected life of the warrants versus the options did not
        affect the assumptions used. Finally, please include discussion of these revisions
        in your footnote discussing your restatement on page F-13.

Note 13 – Shareholder's Equity, page F-21

(d) Stock option activity, page F-22

12.   You state that there was no aggregate intrinsic value of options granted during
        2009 and 2008. In Amendment No. 2 (page F-22) you revised your disclosure in
        response to comment 17 from our prior comment letter dated April 9, 2010. You
        appear to have removed the revised disclosure in your most recent Amendment,
        No. 3 (page F-23). Please revise or advise us.

Note 7 – Shareholders' Deficit, page F-40

13.   With respect to each issuance of options in 2010, summarize in a table the number of options granted, the exercise price, the fair value of your common stock, and the fair value of the stock options issued on a per share basis.

14.   In light of the price range of your initial public offering, it is unclear to us how the value assigned to the 1,392,000 options with an exercise price of $0.01 is reasonable. Please explain to readers the significant factors, assumptions, and methodologies used in determining fair value of each option issuance in 2010 and advise us. Also, provide a comprehensive discussion in MD&A including an explanation of each significant factor contributing to the difference between the fair value as of the date of grant and the IPO price.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Barry I. Grossman, Esq.
       David Selengut, Esq.
       Ellenoff Grossman & Schole LLP
       Via facsimile: (212) 370-7889